Exhibit 99.1

NEWS RELEASE
Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Material Change Report Under Section 85(b) of the Securities Act (British Columbia), Section 146(b) of the Securities Act (Alberta) and Section 75(2) of the Securities Act (Ontario)

Item 1.

Name and Address of Company

KIMBER RESOURCES INC.

215 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

(“Kimber” or the “Company”)

Item 2.

Date of Material Change

September 24, 2008

Item 3.

News Release

A news release announcing the material change was issued by Kimber on September 25, 2008 at Vancouver, British Columbia. The news release was disseminated through Canada NewsWire.

Item 4.

Summary of Material Change

The Company announced the closing of a non-brokered private placement of 4,000,000 units consisting of one common share plus one half of one non-transferable common share purchase warrant.  Each unit was priced at C$1.25 and each whole warrant entitles the holder to purchase one additional common share at a price of C$1.80 per warrant share for a period of 2 years from September 24, 2008.  A total of $5,000,000 was raised and a finders fee of $332,500 was paid to an independent, individual third party.

Item 5.

Full Description of Material Change

The full text of the news release referred to in Item 3 above announcing the material change is as follows:

KIMBER COMPLETES C$5 MILLION PRIVATE PLACEMENT AT C$1.25/UNIT

September 25, 2008

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (AMEX:KBX, TSX:KBR) has closed its previously announced private placement. The placement consisted of a total of four million units at a price of C$1.25 per unit for gross proceeds of C$5 million. Each unit consisted of one common share plus one-half non-transferable common share purchase warrant. Each full share purchase warrant entitles the holder to purchase one common share at C$1.80 for a two-year period commencing September 24, 2008.  The non-brokered private placement was subscribed to by accredited investors in Canada, the United States and offshore, including a large mining company which increased its existing holding.

The net proceeds of the private placement will be used for exploration of Kimber's Monterde and Setago properties in the Sierra Madre gold-silver belt of Mexico, exploration of the Pericones property in the south of Mexico, advancement of the Carmen deposit at Monterde, and for general corporate purposes.

Private placement

One director subscribed for 5,082 units. Participation in the private placement by insiders of the company is considered to be a related-party transaction as defined under Multilateral Instrument 61-101, however, the transaction is exempt from the formal valuation and minority shareholder approval requirements under the instrument as neither the fair market value of the securities being issued nor the consideration paid exceeds 25 per cent of the company's market capitalization.

An individual third party will receive finder's fees of seven per cent of the proceeds raised on certain placements, such fees totaling C$332,500. The shares and any warrant shares issued on the exercise of the warrants are subject to a hold period under applicable Canadian securities laws and the policies of the Toronto Stock Exchange (TSX). This hold period expires at midnight on January 24, 2009. Additional resale restrictions apply to shares issued to United States investors. The private placement is subject to final acceptance by the TSX.

The issuance and sale of Common Shares and Warrants was exempt from the registration requirements of the United States Securities Act of 1933, as amended, pursuant to Regulation D promulgated under the Securities Act.  This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Company's Monterde property, where three gold-silver deposits have already been identified. The most advanced of these, the Carmen deposit, has been extensively drilled and is currently undergoing detailed geologic modeling in order to evaluate the potential for a combined open pit and underground mining operation based on current resources. In addition, the Company has a 100% interest in the mineral concessions of its Pericones property, an 11,890 hectare property targeted for silver, located approximately 100 kilometres southwest of Mexico City.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton

Manager of Investor Relations

or

Gordon Cummings CA

President and CEO

North America Toll Free: 1-866-824-1100

Tel: (604) 669-2251

Fax: (604) 669-8577

Website: http://www.kimberresources.com

Email: news@kimberresources.com

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S.Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Item 6.

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

No information has been omitted from Item 5 for reasons of confidentiality.

Item 8.

Executive Officers

Mr. Gordon Cummings, President & CEO is knowledgeable about the material change and this report and may be contacted at (604) 669-2251 (Ext. 103)

Item 9.

Date of Report

Dated at Vancouver, British Columbia, this 2nd day of October, 2008.